NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of ProQuest Company (the 'Company') from listing and registration on the Exchange at the opening of business on May 4, 2007, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action was taken in view of the Company is a late filer. The Company was under review by NYSE Regulation in light of the delay in filing with the Securities and Exchange Commission its December 31, 2005 Form 10-K and certain of its 2006 Form 10-Q filings. On March 21, 2007, the Company announced that it anticipates it will not be able to complete the filing of its December 31, 2005 Form 10-K by April 2, 2007. This date is beyond the maximum 12-month period otherwise available to complete the filing as permitted under the NYSE's rules. The Company has informed the Exchange that it expects its common stock to be quoted on the Pink Sheets following suspension. 1. The Exchange's Listed Company Manual, Section 802.01E provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately. 2. The Exchange, on March 21, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 28, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on March 21, 2007. 3. Pursuant to the above authorization, a press release was issued on March 21, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on March 21, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 28, 2007. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on March 28, 2007.